Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878
January 23, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Suzanne Hayes and Sonia Barros

Re:	Iomai Corporation Registration Statement on Form S-1 (File No. 333-128765)
Dear Mr. Riedler, Ms. Hayes and Ms. Barros:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iomai Corporation (the "Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 4:30 p.m. Eastern Time on Wednesday, January 25, 2006 or as soon as possible thereafter.
     In addition, the Company also requests that the effective date of the Company’s Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on January 9, 2006, be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.
     The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

     The Company further acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Paul Kinsella of Ropes & Gray LLP, special counsel to the Company, at (617) 951-7921 as soon as the Registration Statement has been declared effective.

Very truly yours,

IOMAI CORPORATION

By:	/s/ Russell P. Wilson

Name: Russell P. Wilson Title: Chief Financial Officer